FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                              INDEX

Document

No. 1     FRN Variable Rate Fix announcement dated 13 August, 2004
    2     FRN Variable Rate Fix announcement dated 13 August, 2004
    3     FRN Variable Rate Fix announcement dated 13 August, 2004
    4     FRN Variable Rate Fix announcement dated 13 August, 2004

Document No. 1

RE: NORTHERN ROCK PLC
    EUR 500,000,000.00
    MATURING: 16-May-2006
    ISSUE DATE: 16-May-2003
    ISIN: XS0168622073

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Aug-2004 TO 16-Nov-2004 HAS BEEN FIXED AT 2.214000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 16-Nov-2004 WILL AMOUNT TO:
EUR 5.66 PER EUR 1,000.00 DENOMINATION.
EUR 56.58 PER EUR 10,000.00 DENOMINATION.
EUR 565.8 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 11,647,000.00
    MATURING: 12-Nov-2009
    ISSUE DATE: 12-May-2004
    ISIN: XS0192653821

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Aug-2004 TO 12-Nov-2004 HAS BEEN FIXED AT 5.092500 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 12-Nov-2004 WILL AMOUNT TO:
GBP 12.84 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 475,000.00
    MATURING: 12-May-2008
    ISSUE DATE: 09-May-2003
    ISIN: XS0168553674

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Aug-2004 TO 12-Nov-2004 HAS BEEN FIXED AT 5.022500 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 12-Nov-2004 WILL AMOUNT TO:
GBP 12.66 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881

Document No. 4

RE: NORTHERN ROCK PLC
    GBP 7,103,000.00
    MATURING: 21-Jan-2010
    ISSUE DATE: 21-Jly-2004
    ISIN: XS0196962434

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Jly-2004 TO 21-Oct-2004 HAS BEEN FIXED AT 4.935000 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 21-Oct-2004 WILL AMOUNT TO:
GBP 12.44 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  16 August, 2004          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary